Exhibit 99.1

Strongbridge Biopharma plc Announces Annual General Meeting of Shareholders

Dublin, Ireland and Trevose, Pa., February 24, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that the Company will hold its Annual General Meeting (AGM) of Shareholders on Thursday, May 11, 2017 at the offices of Arthur Cox, Earlsfort Terrace, Dublin, Ireland.  The Company will announce the time of the AGM at a later date.  The record date for shareholders entitled to receive notice of and vote at the AGM is Wednesday, March 22, 2017.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include COR-003 (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and COR-005, a next-generation somatostatin analog (SSA) being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both COR-003 and COR-005 have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

Contacts

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations
The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

USA
900 Northbrook Drive
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Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389